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Exhibit 12(d)

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges
for SEK excluding the S-system
on the Basis of IFRS

Nine months ended September 30, 2017
(Skr millions, except for ratios)	2017
Fixed Charges:
Interest expenses	1,599
Earnings:
Net profit	509
Taxes	157
Fixed charges	1,599

2,265

Ratio of earnings to fixed charges	1.42

        For the purpose of calculating ratios of earnings to fixed charges, earnings consist of net profit for the year, plus taxes and fixed charges. Fixed charges consist of interest expenses, including borrowing costs, of SEK.

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  Exhibit 12(d)
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES Calculation of Ratios of Earnings to Fixed Charges for SEK excluding the S-system on the Basis of IFRS